SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Named No. 1 Anti-Money Laundering and Anti-Fraud Solutions Provider in Operational Risk & Regulation Magazine Rankings, Dated June 2, 2011.

99.2	Press Release: NICE Introduces New Capabilities in NICE Inform for Enhanced Next Generation 9-1-1 Readiness NICE, Dated June 20, 2011.

99.3	Press Release: NICE Introduces Situation Management Solution for Public Safety, Building on Success in Other Security Segments, Dated June 20, 2011.

99.4	Press Release: NICE to Further Enhance Security at Brooke Army Medical Center with the Expansion of Existing Implementation and Addition of Advanced Capabilities, Dated June 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated: July 7, 2011

EXHIBIT INDEX

99.1	Press Release: NICE Actimize Named No. 1 Anti-Money Laundering and Anti-Fraud Solutions Provider in Operational Risk & Regulation Magazine Rankings, Dated June 2, 2011.

99.2	Press Release: NICE Introduces New Capabilities in NICE Inform for Enhanced Next Generation 9-1-1 Readiness NICE, Dated June 20, 2011.

99.3	Press Release: NICE Introduces Situation Management Solution for Public Safety, Building on Success in Other Security Segments, Dated June 20, 2011.

99.4	Press Release: NICE to Further Enhance Security at Brooke Army Medical Center with the Expansion of Existing Implementation and Addition of Advanced Capabilities, Dated June 27, 2011.